GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400 FACSIMILE: (650) 321-2800

CONFIDENTIAL TREATMENT REQUESTED BY DATA DOMAIN, INC.

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

SUBMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND PURSUANT TO 17 C.F.R. 200.83.

June 5, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Jay Ingram

Re:	Data Domain, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-141716

Dear Ms. Jacobs and Mr. Ingram:

Data Domain, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2 and (ii) three hard copies of Amendment No. 2 which are marked to show changes to Amendment No. 1 to the Registration Statement filed on May 15, 2007.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated May 31, 2007 from the staff of the Securities and Exchange Commission (the

June 5, 2007	CONFIDENTIAL TREATMENT REQUESTED BY
Page 2	DATA DOMAIN, INC. CR-2007/A-001

“Staff”). For your convenience, we have repeated and numbered the comments from the May 31, 2007 letter in italicized print, and the Company’s responses are provided below each comment.

Stock-Based Compensation, pages 35 – 37

1.	We note your responses to comments 8, 38, 39, and 40 of our letter dated April 27, 2007 and that you have not provided us with a proposed IPO price. Our assessment of your stock compensation plan disclosures is, in part, dependent upon this information. Please understand that once this information is provided to us we may have further comments regarding your equity instrument valuations.

RESPONSE TO COMMENT 1:

The Company notes the Staff’s comment and supplementally advises the Staff that the anticipated range of the IPO price to be negotiated between the Company and the underwriters is currently expected to be $[*] to $[*] per share.

2.	We note your response and revised disclosures surrounding the discussion of the valuations provided by Duff & Phelps, LLC, in response to comment 9 of our letter dated April 27, 2007. We note that disclosures throughout your document (for example, but not limited to, pages 36, 72, 73, and F-10) appear to refer to third-party valuations obtained prior to your engagement of Duff & Phelps. References to such valuations in the registration statement should include an identification of the third-party valuation firm in the registration statement and require consent pursuant to Rule 436(b) of Regulation C. Revise to provide this information or remove all such references.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has removed the references to the prior third-party valuation firm.

Executive Compensation, page 75

3.	We note your revisions in response to comment 26 of our letter dated April 27, 2007 and the utilization of disclosure that is not consistent with the requirements of paragraphs (f) and (g) of Item 402 of Regulation S-K. It is not appropriate to use an additional column in the Outstanding Equity Awards at 2006 Fiscal Year-End table indicating the number of unvested exercised option shares outstanding at December 31, 2006 (column (d)). Similarly inappropriate is the present use of column (d) in the 2006 Option Exercises and Stock Vested table. It is sufficient to provide textual or footnote disclosure that quantifies the number of shares that the named executive officer acquired upon vesting of each award and specifies that the stock acquired on exercise of options and vested stock relate to the same award. Please revise.

June 5, 2007

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has removed the additional columns from the Outstanding Equity Awards at 2006 Fiscal Year-End and 2006 Option Exercises tables and has added footnote and narrative disclosure of the information previously disclosed in those columns.

In response to the second to last sentence of the Staff’s comment, the Company supplementally informs the Staff that, as disclosed on page 79 of the Registration Statement, 68,108 of the shares held by Mr. Schneider that vested in 2006 did not relate to any of the shares acquired upon exercise of options in 2006. These 68,108 shares were acquired upon exercise of options in prior years. Accordingly, while the exercise of the options is not required to be disclosed under Item 402(g) of Regulation S-K, the Company has disclosed the vesting of the shares that occurred in 2006 in narrative format. In particular:

•

In 2004, Mr. Schneider exercised 163,456 option shares. These shares were unvested at the time of exercise and remained subject to repurchase by the Company at the exercise price in the event that his service terminated. 54,486 of those shares vested in 2006.

•

In 2005, Mr. Schneider exercised 40,864 option shares. These shares were unvested at the time of exercise and remained subject to repurchase by the Company at the exercise price in the event that his service terminated. 13,622 of those shares vested in 2006.

•	Accordingly, a total of 68,108 shares (54,486 shares plus 13,622 shares) vested in 2006 that do not correspond to any exercises in 2006.

The Company continues to disclose in footnote (4) to the 2006 Option Exercises table that the remaining 72,525 shares Mr. Schneider acquired upon vesting in 2006 relate to 72,525 of the 107,787 shares acquired upon exercise in 2006.

Principal and Selling Stockholders, page 93

4.	We reissue comment 31 of our letter dated April 27, 2007. We would expect to see a discussion of the facts that gave rise to issuance of shares by Data Domain to Quantum. In this regard, according to disclosure in management’s discussion and analysis and the notes to the financial statements, it appears that Data Domain received an inquiry in the fourth quarter of 2006 regarding possible infringement of a Quantum patent and it was this that gave rise to the stock issuance, a cash settlement, and the entering of a cross-license with the selling stockholder. Please revise as appropriate or otherwise advise of the material facts surrounding the stock issuance to Quantum. See Item 507 of Regulation S-K.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Registration Statement. The Company supplementally informs the Staff that there was no cash settlement related to the cross-license agreement with Quantum. The issuance of 390,000 shares of the Company’s common stock was the sole consideration other than the patent cross-license.

June 5, 2007

Consolidated Statements of Operations, page F-4

5.	We note your responses to comments 33 and 34 of our letter dated April 27, 2007 and have the following additional comments:

a.	In 2004 all revenue was recognized on a ratable basis and is reflected in a single line item, ratable product and related support and services revenue. In 2004 you have reflected costs not only in this line item but also in costs of product and costs of support and services. With regard to product costs, we note that a portion of the product cost appears to result from the amortization of evaluation units and the expensing of spare parts, as discussed on page F-13. Tell us the nature, and amount of each type of cost included in the product cost line item. For 2004, explain why these costs do not represent costs of revenue recognized on a ratable basis. Clarify whether any indirect overhead costs are allocated to finished goods inventory.

b.	Similarly, tell us the nature of the costs classified in costs of services and support. Tell us why you do not believe that all of these costs in 2004 were attributable to performance under arrangements for which revenue is being recognized ratably.

c.	Tell us how you determine the amounts of cost of revenue to be classified in the ratable product and related support and services line items and the nature of these costs. Clarify whether deferred inventory costs, as described on page F-7, are included in this line item and whether your recognition of deferred product inventory costs corresponds to the same period over which the related revenue is recognized.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment 5(a), the Company supplementally informs the Staff that the nature and amount of each type of cost included in the product cost line item are as follows:

•	$416,000 of evaluation inventory amortization;

•	$109,000 of inventory obsolescence provision;

•	$15,000 of spare parts expenditure;

•	$290,000 in costs associated with the Company’s operations group (salaries, employee benefits, indirect overhead costs and related costs);

•	$30,000 in freight costs;

•	$13,000 in packaging materials;

•	$4,000 in estimated warranty provision; and

•	$45,000 in variances between actual and standard cost of our product.

June 5, 2007

The only amount which is directly related to cost of ratable product and related support and services is the estimated warranty provision. The Company feels that the amount ($4,000) is not material and has not allocated it to cost of product revenue. The other costs are not tracked specifically to individual transactions and, as a result, the Company has allocated 100% of the costs to cost of product revenue and cost of support and services revenue, as applicable. Furthermore, because ratable product and related support and services revenue is forecasted to be less than $330,000 (or less than 1% of the Company’s total forecasted revenue) in 2007 and is expected to decrease significantly thereafter, and the type of costs the Company included in cost of product in 2004 will continue when there is no ratable product and related support and services revenue, the Company believes it is more appropriate to classify such costs as cost of product.

The Company does not allocate any indirect overhead costs to finished goods inventory, only the overhead costs from its contract manufacturer included in its standard product cost. The Company does include indirect overhead costs in its operations group, which is included in cost of product and in its customer support group, which is included in cost of support and services. These amounts were $16,000 for the operations group in 2004 and $16,000 for the customer support group in 2004. The Company has added the following sentence to its inventory accounting policy disclosure on pages 38 and F-13 of the Registration Statement to help clarify: “We do not allocate indirect overhead costs to finished goods inventory.”

In response to the Staff’s comment 5(b), the Company supplementally informs the Staff that the nature of the costs comprising the costs of support and services is 100% customer support staff related costs, primarily salaries and benefits with an allocation of overhead. These costs were not all attributable to performance under arrangements for which revenue is being recognized ratably because a large percentage of the costs were attributable to evaluation engagements for which no revenue had been recognized in the period. Furthermore, the Company does not track the costs of personnel separately for revenue generating activities and sales support related activities within its support organization so it was not possible to allocate a portion of these costs to cost of ratable support and services. In addition, because ratable product and related support and services revenue is forecasted to be less than $330,000 (or less than 1% of the Company’s total forecasted revenue) in 2007 and is expected to decrease significantly thereafter, and the type of costs the Company included in cost of support and services in 2004 will continue when there is no ratable product and related support and services revenue, the Company believes it is more appropriate to classify such costs as cost of support and services.

In response to the Staff’s comment 5(c), the Company supplementally informs the Staff that the costs classified in the cost of ratable product and related support and services line item are the direct costs of the hardware sold. The hardware costs are recognized ratably in the same manner as the applicable revenue. In response to the Staff’s comment, the Company has amended the disclosure in Note 6 to its consolidated financial statements on page F-18 of the Registration Statement to read “Less: deferred cost of ratable product revenue and product revenue” in both the current and long-term deferred revenue tables. The Company has also revised the disclosure on pages 34 and F-9 of the Registration Statement to help clarify.

June 5, 2007

Part II – Information Not Required in Prospectus

Exhibits

6.	Refer to comment 42 of our letter dated April 27, 2007. We understand that the voting agreement will terminate upon the closing of this offering yet we continue to believe that the voting agreement, which is currently in effect, is material to the understanding of the nature of the relationship between the parties.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company has filed the voting agreement as Exhibit 10.31 to the Registration Statement.

Recent Sales of Unregistered Securities

7.	We note your supplemental response to comment 43 of our letter dated April 27, 2007. Please disclose in your Item 26 disclosure that the issuances were made to accredited investors.

RESPONSE TO COMMENT 7:

In response to the Staff’s comment, the Company has revised its disclosure in Part II, Item 15 of the Registration Statement to indicate that the security issuances in question were made to accredited investors.

[Remainder of page intentionally left blank.]

June 5, 2007

* * * * *

CONFIDENTIAL TREATMENT REQUEST

The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the redacted contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten days’ advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you notify Michael P. Scarpelli and Robert G. Specker at Data Domain, Inc., 2300 Central Expressway, Santa Clara, CA 95050 (facsimile (408) 980-4995) and David W. Kling at Gunderson Dettmer, 155 Constitution Drive, Menlo Park, CA 94025 (facsimile (650) 321-2800).

* * * * *

Please do not hesitate to contact me at (650) 463-5273 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ David W. Kling

cc:	Jason Niethamer, Securities and Exchange Commission
Tamara Tangen, Securities and Exchange Commission
Frank Slootman, Data Domain, Inc.
Michael P. Scarpelli, Data Domain, Inc.
Robert G. Specker, Data Domain, Inc.
Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
John L. Savva, Sullivan & Cromwell LLP
Rick Fezell, Ernst & Young LLP
Robert A. Browne, Ernst & Young LLP